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                                                             Exhibit d(2)(K)(iv)

                               AMENDED SCHEDULE B
                       COMPENSATION FOR SERVICES TO SERIES

         For the services provided by Goldman Sachs Asset Management to the following Series of ING Investors Trust (formerly known as The GCG Trust), pursuant to the Portfolio Management Agreement dated May 1, 2001, the Manager will pay the Portfolio Manager a fee for each Series, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES                                          FEES
------                                          ----
ING Goldman Sachs Internet Tollkeeper(SM)       0.70% on the first $1 billion
Portfolio                                       0.65% of amount in excess of $1 billion